FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                      Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                             No:         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:  February 23, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

The following is the unaudited Consolidated Balance Sheet of Lumina Copper Corp. (the “Company”) as at January 31, 2004. This statement is in Canadian Dollars and was prepared by the Company’s accountants in accordance with US GAAP. The exchange rate on January 31, 2004 was $1.3254.

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEET January 31, 2004 (Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$10,397,729
Accounts receivable	71,405
Prepaid expenses	3,243

10,472,377

EQUIPMENT	38,812

MINERAL PROPERTIES	5,899,559

$16,410,748

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$88,675
Property purchase obligations	388,950

477,625

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	16,617,003

OPTION COMPENSATION	9,407

WARRANTS	901,820

DEFICIT	(1,595,107)

15,933,123

$16,410,748